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NS Annual Financial Report

ANNUAL FINANCIAL REPORT

UNILEVER PLC

Released 15:57:08 13 March 2025

RNS Number : 6168A
Unilever PLC
13 March 2025

Unilever PLC ("Unilever")

2024 Annual Financial Report Announcement

Unilever announces that the following documents are available on its website www.unilever

Unilever Annual Report and Accounts 2024

Unilever Annual Report on Form 20-F 2024

In compliance with UK Listing Rule 6.4.1 and DTR 6.3.5, a copy of the Unilever Annual 2024 in unedited full text and a copy of the Unilever Annual Report on Form 20-F has b National Storage Mechanism and will shortly be available for https://data.fca.org.uk/#/nsm/nationalstoragemechanism

In compliance with section 5:25m(5) Financial Markets Supervision Act the Annual Repo was submitted to the Dutch Authority for the Financial Markets (AFM). The AFM publishes register.

Unilever will also file its Form 20-F for the year ended 31 December 2024, with the US Sec Commission today. The Form 20-F will be available for download from www.unilever.com/a

Attached to this announcement is the additional information for the purposes of complianc and Transparency Rules including principal risk factors, details of related party transacti responsibility statement.

The unaudited 2024 Full Year and Fourth Quarter Results for the year ended 31 Decem announced on 13 February 2025, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION

PRINCIPAL RISKS

Our business is subject to risks and uncertainties. On the following pages we have opportunities that we regard as the most material to Unilever's business and performance a

Our principal risks include risks that could impact our business in the short term (i.e. the n term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years). As review our principal risks, we also consider any additional risks that could emerge in the fut

Our principal risks have been reviewed and updated as appropriate to reflect the current opportunities. We have extended the scope of our existing Climate principal risk to conside nature, of which biodiversity is a subset. We also reflect on whether we think the level of ri of our principal risks is increasing or decreasing. There are three principal risks where increased level of risk compared with last year:

- Business Transformation: we announced the separation of the Ice Cream bus productivity programme to strengthen and simplify our business. The scale and transformation requires close monitoring.
- Legal and Regulatory: the increasing regulatory landscape, such as with prod packaging, environmental compliance and data protection, require us to continual our business and take necessary action.
- Systems and Information: technology is disrupting the way we do business, anc innovation to keep pace with the developments. The cyber threat landscape has past and continues to remain volatile.

The rapid advancements in generative AI capabilities heightens the risk of misuse, lead credibility as well as the risk of legal liability. We have a task force set up to identify and tal we continue to monitor this as an emerging risk. We recognise the opportunities broug principal risks.

We set out below certain mitigating actions that we believe could help us to manage our p we may not be successful in deploying some or all of these mitigating actions. If the circu occur or are not successfully mitigated, our cash flow, operating results, financial position, could be materially adversely affected. In addition, risks and uncertainties could cause ac those described, which may include forward-looking statements, or could impact on our al or be detrimental to our profitability or reputation.

RISK DESCRIPTION	MANAGEMENT OF RISK
CONSUMER PREFERENCE	
Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive. Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands that both meet their functional needs and have an explicit social or environmental purpose. Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands. We are dependent on creating innovative products that continue to meet the needs of our consumers in times of economic instability and volatility. We also need to be competitive, bringing innovation to market with speed in areas such as personalised and premium beauty offerings, health and hygiene. Level of risk: No change	We monitor external market trends and collate consumer, customer and shoppe insights in order to develop brand strate and build competitive advantage. We a focused on elevating brand experience a particular focus on our Power Brands The Unmissable Brand Superiority (UB framework provides a holistic and syste way of measuring consumer perception our brands. Our Research and Development functic actively searches for ways in which to translate the trends in consumer prefer and taste into new technologies for incorporation into future products. Our innovation management process conve strategies into projects to launch new products in the market, scale technolog across categories, and build up the mul innovation pipeline. This enables us to respond to rapidly changing consumer with speed. Our brand communication strategies ar designed to engage with consumers to our brand equity. We aim to connect wi consumers with relevant brand messag content on a continuous basis. We ada both the message and media to be rele for specific touchpoints with increasing emphasis on digital and social platform

PORTFOLIO MANAGEMENT	
Unilever's strategic investment choices will affect the long-term growth and profits of our business. Unilever's growth and profitability are determined by our portfolio of Business Groups, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed. Level of risk: No change	Our Business Group strategies a business plans are designed to ens resources are prioritised towards categories and markets having the long-term potential for Unilever. Our acquisition and disposal activity is our portfolio strategy with a clear, evaluation process.
CLIMATE AND NATURE	
Tackling climate change-related physical and transitional risks and loss of nature is important to increase our resilience and future-proof our business. Climate change is already impacting our business in various ways, although there has not been a material impact during the year. As it worsens, it is likely to increase the frequency and severity of extreme weather events such as heat waves, hurricanes, floods or droughts.	In 2024, we published our updated Clim Transition Action Plan, which sets out n more ambitious decarbonisation targets our Scope 3 emissions, and the key act will take to achieve them (update on pro included on page 240). We are decarbonising our operations th eco-efficiency measures, transitio renewable energy for heating and coo replacing climate harmful refrigerants.

Government action to mitigate climate change, such as the introduction of carbon taxes, land use regulations or product composition regulations that restrict or ban certain GHG-intensive ingredients, could also impact our business in the short term through higher costs or reduced flexibility of operations. Our business depends on nature, making its loss a significant risk. Intensive agricultural practices, land conversion and rising temperatures could lead to loss of biodiversity and ecosystems. This could in turn lead to reduction in crop yield and therefore increase in prices for scarce resources.	We monitor trends in raw material avail and pricing due to short-term weathe to ensure continued availability materials and integrate weather system modelling into our forecasting process. We monitor government policy and a combat climate change and take action to minimise the impact on our bu We also advocate for changes to pub frameworks consistent with the 1.5°C of the Paris Agreement. To address the risk posed by water s our sourcing supply chain, we are wor

Deforestation poses a particular risk to our business, both reputational and to our supply chain. Land use regulations to conserve and expand forest land could reduce land available in the short term for agricultural produce, which could result in increase in raw material prices. Water is a critical resource to grow agricultural produce, and for both the manufacturing and consumer use of our products. Water scarcity can therefore impact our agricultural sourcing and our operations as well as reducing consumer demand for products that require water in their use phase. Level of risk: No change	farmers to implement regenerative a practices that use less water to grow c are developing products that do not us their formulas (e.g. laundry sheets) a investing in new products that can v less or no water. In our operations, we are implementi stewardship programmes at manufacturing sites located in water-str locations.
PLASTIC PACKAGING We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use and an increase in the recyclability of our packaging are critical to delivering a sustainable business. Both consumer and customer responses to the environmental impact of plastic waste and emerging regulations by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use and increase the amount of packaging which is recyclable. We are also dependent on the work of our industry partners to create and improve recycling infrastructure throughout the world.	During 2024, we restated our commitm end plastic pollution through several ne medium-term goals. We are working wi partners and consumers to raise aware and find solutions to improve the recycl infrastructure for plastics. This includes supporting infrastructure development a optimising EPR schemes, as well as he consumers to understand disposal and collection methods. We are working on innovative solutions target a shift to new business models (r and refill), new formats (concentration) new materials (paper-based packaging

Besides the overarching risk of consumer and customer acceptance of the new materials, there is a risk around finding appropriate replacement materials that do not have trade-offs on functionality, performance and safety. Due to high demand and the green premium, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. In addition, we are also exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations. For instance, the Extended Producer Responsibility (EPR) regulations in some markets adds an obligation on Unilever to take responsibility for the entire lifecycle of our products, including end-of-life disposal and recycling, which could again impact our profitability and reputation. Level of risk: No change	Driving industry-wide systemic changes through external advocacy is also a crit of our strategy. Amongst others, advocating for well-designed EPR sche and for harmonised mandatory busines as co-lead of the Global Plastics Treaty are continuing to work with external par (such as the Ellen MacArthur Foundatic explore and create ways to drive a circu economy and improve downstream coll and processing infrastructure.
CUSTOMER AND CHANNEL	

Successful customer relationships are vital to our business and continued growth. Maintaining strong relationships with our existing customers while building relationships with new customers is critical to our success because we believe customers are the gateway to shoppers and consumers. To mitigate risks and ensure sustainable growth, we aim to strengthen our existing customer channels while strategically expanding into growth channels, particularly digital commerce, which remains a critical channel for growth. The strength of our customer relationships impacts our ability to land our strategic pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. Level of risk: No change	We build and maintain trading relations across a broad spectrum of channels ra from centrally managed international c through to small traders acces distributors in many emerging markets. We continually identify changing shopp habits and build relationships w customers, such as those serving the d commerce channel. We develop joint business plans with ou customers that include detailed investm plans and customer service objectives, we regularly monitor progress deliverables on both sides. We have developed capabilities customer sales team and outlet desig enable us to find new ways to improve performance and enhance our relationships. We invest in data and te to optimise order and stock mar processes for our distributive trade cust
TALENT A skilled workforce and agile ways of working are essential for the continued success of our business.	We have an integrated mar development process that includes performance reviews, underpinned

With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment. Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively. This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results. Level of risk: No change	common set of leadership behaviours, competencies. We have development upskill and reskill employees for future will bring in flexible talent to access nev We have targeted programmes to at retain top talent and we actively mo performance in retaining a diverse ta within Unilever. We regularly review our ways of w drive speed and simplicity through our in order to remain agile and respc marketplace trends.
BUSINESS OPERATIONS Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers. Our supply chain network is exposed to potentially adverse events such as geopolitical sanctions, physical disruptions, trade restrictions and tariffs or disruptions at a key supplier, which could impact our ability to deliver orders to our customers. Geopolitical tensions have continued to challenge our supply chain in 2024. Maintaining manufacturing operations while adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management.	 We have contingency plans designed t us to secure alternative key material su short notice, to transfer or share p between manufacturing sites and substitute materials in our product forr and recipes. We monitor ongoing geopolitical ever policies and assess the impact of areas of concerns. We work with functions in the business to man respond to such risks. We have policies and procedures de ensure the health and safety of our er and the products in our facilities, anc with major incidents including continuity and disaster recovery.

In addition, ensuring the operation of a global logistics network for both input materials and finished goods continues to present challenges and requires continued focus and flexibility.	Commodity price risk is managed forward buying of traded commoditie appropriate hedging mechanisms anc
The cost of our products is being affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing and will need to be carefully managed. Level of risk: No change	pricing. Trends are monitored and regularly and integrated into our fo process.
SAFE AND HIGH-QUALITY PRODUCTS The quality and safety of our products are of paramount importance for our brands and our reputation. The increasing laws and regulations concerning product formulation and use of ingredients of concern can lead to litigation and therefore impact financial performance and reputation. The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that product defects occur due to human error, equipment failure or other factors cannot be excluded. Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore, on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy. Level of risk: No change	Our Code of Business Principles and C Policies sets out our commitment to responsible and safe research and in to produce safe and high-quality prod meet all applicable standards and regul Our product safety and quality proce: controls are comprehensive, from design to customer shelf. They are annually and regularly monitored performance indicators that drive impı activities. Our key raw material supp externally certified and the materials are monitored to ensure that they ı rigorous quality standards that our require. We also have stringent requireı the design, manufacture and deliver products to ensure we consistently sı safe and high-quality products t customers and consumers expect. In the event of a marketplace incident r the safety of our consumers or the qua products, incident management teɛ

activated in the affected business u
markets, supported by our product
safety and communications experts, t
timely and effective action.

We have processes in place to ensure t
data used to generate on-pack labelling
the final labels themselves are comp
applicable regulations and with

	Unilever labelling policies in order to pr clarity and transparency needed for cor
SYSTEMS AND INFORMATION Unilever's operations are increasingly dependent on IT systems and safeguarding the confidentiality, integrity of data and the management of information. The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase. Unilever has in the past been, and expects to be the subject of cyber security attacks. Such an attack inhibits our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results. However, none of these attacks have had a material impact during the year. In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy. Level of risk: Increase	To reduce the impact of cyber-attacks o business, we are following a defence strategy, guided by industry s frameworks. We have many Identify, Detect, Respond, Recover and capabilities in place which are con being monitored and improved. We have policies covering the protectic business and personal information, as the use of IT systems and applicatior employees. Our employees are tr understand these requirements. We also have a set of cyber security sta and closely monitor their operation t our systems and information. Hardw runs and manages core operating func data is fully backed up with contingency systems to provide backup operations should they ever be We have standardised ways of information on our public websites a systems in place to monitor complia appropriate privacy laws and regulati with our own policies. We also maintain a global system for th and reporting of access to our c systems. This is supported by an annua programme of testing of access control:
BUSINESS TRANSFORMATION	

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.	The Ice Cream separation is manag dedicated project team that identifies, and reviews risks on an ongoing basis. supported by external and internal exp
In 2024, we announced the separation of our Ice Cream business and the launch of a major productivity programme to accelerate our Growth Action Plan (GAP). As a result of the separation of Ice Cream, we recognise the heightened risk of operational disruption that could result in higher costs and impact our performance. We also recognise the risks in managing business continuity associated with the productivity programme due to the pace of change and operating model, which could disrupt our growth momentum and our ability to unlock and realise planned benefits. We are also continually engaged in acquisitions and disposals that could strengthen our portfolio and capabilities. Any potential challenges during integration could lead to financial exposure. Continued digitalisation of our business models and processes, together with enhancing data management capabilities, is a critical part of our transformation. Advancements in artificial intelligence (AI) capabilities, with the evolution of generative AI, provides opportunities to become efficient and effective in consumer insights, demand creation, customer and channel management, and operations. We see these as opportunities to step up our growth, unlock productivity and accelerate cultural transformation.	different functions such as legal, tax, f ensure timely and seamless set up of organisation. The productivity programme is a r programme overseen and governe dedicated senior management tear ensure that the remaining organisation aligned to delivering the GAP with a structure and relevant tech intervention. Acquisitions and disposals are gove dedicated teams including functional s and the Business Groups. Specific foc identified during the acquisition pro managed and mitigated during the ir period. The digitalisation of our business and is led by a team of specialists togethe business, piloting projects in a phased This involves leveraging technology best-in-class capabilities across operat to help deliver on the innovation, proje management, automation of processes and delivery of op excellence with speed. We are pi transformation projects across all are business, supported by an AI framew guides how we can support the Groups, units and functions. Th overseen by a governing board of ensuring risks and rewards are assess implementation.

Level of risk: Increase	
ECONOMIC AND POLITICAL INSTABILITY	
Adverse economic conditions may affect one or more countries, regions or may extend globally. Economic and political instability impacts consumer demand for our products, disrupts sales operations and/or impacts the profitability of our operations. In 2024, organisations have continued to see geopolitical and economic volatility leading to significant disruption to supply chain and logistics, including consumer boycotts impacting parts of the business. Government actions such as trade and economic sanctions, foreign exchange or price controls can impact on the growth and profitability of our local operations. Unilever has more than half of its turnover in emerging markets, which can offer greater growth opportunities but also exposes Unilever to related economic and political volatility. Level of risk: No change	The breadth of Unilever's portfolio geographic reach help to mitigate our to any particular localised risk. Ou business model allows us to adapt ou and respond quickly to develop new that suit consumers' and customers' needs during economic downturns. We regularly update our forecast of bus results and cash flows and, where nece rebalance investment priorities. We believe that many years of exposur emerging markets have given us experi of operating and developing our busine successfully during periods of economi political volatility. Trade and economic sanctions develop are monitored, and our policies and pr are regularly reviewed to ensure co and resilience planning.
TREASURY AND TAX	
Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax. The relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros, it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries or economic sanctions, which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company. A material shortfall in our cash flow could undermine Unilever's credit rating, impair investor confidence and restrict Unilever's ability to raise funds. In times of financial crisis, there is	Currency exposures are managed withi prescribed limits and by the use of hedging instruments. Further, companies borrow in local currency where inhibited by local regulations, lac liquidity or local market conditions. We seek to maintain access to glo markets through short-term and long-t programmes. In addition, we maintain s undrawn committed credit facilities fo corporate purposes as disclosed in note Group treasury regularly monitors exp our banks, tightening counter-party lim appropriate. Unilever actively man banking exposures on a daily ba regularly assess and monitor counter- in our suppliers and customers a appropriate action to manage our expo Our Global Tax Principles provide overa
a further risk that we may not be able to raise funds due to market illiquidity. We are exposed to counter-party risks with banks, suppliers and customers, which could result in financial losses. Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention. Level of risk: No change	governance and we have a process in to monitor compliance with the Tax P We have a Tax Risk Framework in pla sets out the controls established to as monitor tax risk for direct and indirect t monitor proposed changes in taxation l and ensure these are taken into acco we consider our future business plans.
ETHICAL	
Unilever's brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands. Our ethical approach is grounded in our commitment to embed respect for human rights throughout our business, in line with the United Nations Guiding Principles on Business and Human Rights. The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could impact our reputation and business results. Level of risk: No change	Our Code of Business Principles and Policies govern the behaviour of our en Our processes for identifying and breaches of our Code of Business and our Code Policies are clearly def regularly communicated throughout Data relating to such breaches is rev the ULE and by relevant Board Commi helps to determine the allocation of for future policy development, improvement, training and awareness i Our Responsible Partner Policy sets expectations that all our business partr meet in order to do business with Unile respect to Business Integrity & Ethics Rights and the Planet. Our Human Rights Policy Statement ou our approach to embedding respect fo rights throughout our value chain. We have detailed safety standards and monitor safety incidents at the highest
LEGAL AND REGULATORY

Compliance with laws and regulations is an essential part of Unilever's business operations. Unilever is subject to national and regional laws and regulations in diverse areas such as to environmental compliance (e.g. greenwashing), product and ingredient safety, chemicals management, product claims, trademarks, copyright, patents, competition, health and safety, data privacy, corporate governance, anti-bribery and anticorruption, listing and disclosure, human rights due diligence, employment and taxes. Changes to these laws and regulations, as well as introduction of new laws and regulations, could have a material impact on the cost of doing business. Failure to comply could expose Unilever to civil and/or criminal enforcement actions or litigation leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation. Level of risk: Increase	Unilever is committed to complying laws and regulations of the countries we operate. In specialist areas, the teams at global, regional or local le responsible for setting detailed stand ensuring that all employees are awar comply with regulations and laws spe relevant to their roles. Our legal and regulatory specialists ar involved in monitoring and reviev practices to provide reasonable assur we remain aware of and in line with al laws and legal obligations. Simil litigation specialists are equipped to defend and advance Unilever's interes litigation. Intellectual property rights underpin our multi-year innovations as well as ou Brands. We strategically protect, de enforce our intellectual property rights (patents and trademarks) to ensure differentiated science-backed innovat unmissably superior brands contribut long-term growth and business succ also acknowledge others' rights and our operations are conducted under We are not dependent on any one group of patents.

RELATED PARTY TRANSACTIONS

JOINT VENTURES

The following related party balances existed with joint venture businesses at 31 December:

Related party balances	€ million 2024	€ mil 2023
Sales to joint ventures	1,168	1,14
Purchases from joint ventures	110	134
Receivables from joint ventures	112	99
Payables to joint ventures	111	111
Loans to joint ventures	227	219
Royalties and service fees	9	19

Significant joint ventures are Unilever FIMA LDA and Gallo Worldwide LDA in Port Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lip the rest of the world.

ASSOCIATES

There are no trading balances due to or from associates.

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

- The Unilever Annual Report and Accounts 2024, taken as a whole, is fair, balanced a provides the information necessary for shareholders to assess the Company's pos business model and strategy;
- The financial statements which have been prepared in accordance with Internatio Standards (IFRS) as issued by the International Accounting Standards Board (I international accounting standards give a true and fair view of the assets, liabilities, fin or loss of the Company and the undertakings included in the consolidation taken as a v
- The Management Report includes a fair review of the development and performance position of PLC and the undertakings included in the consolidation taken as a description of the principal risks and uncertainties that they face.

Name	Function
Ian Meakins	Chair and Non-Executive Director
Andrea Jung	Vice-Chair / Senior Independent Direc
Fernando Fernandez	Chief Executive Officer
Adrian Hennah	Non-Executive Director
Susan Kilsby	Non-Executive Director
Ruby Lu	Non-Executive Director
Judith McKenna	Non-Executive Director
Nelson Peltz	Non-Executive Director
Benoît Potier	Non-Executive Director
Zoe Yujnovich	Non-Executive Director

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fa be, forward-looking statements. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'b 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probak 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressi or results and their negatives, are intended to identify such forward-looking statements. Forwar include, but are not limited to, statements and information regarding the Group's emissions reductic related targets and other climate and sustainability matters (including actions, potential impacts a associated therewith). Forward-looking statements can be made in writing but also may be made ve and employees of the Group (including during management presentations) in connection with tl forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are r they guarantees of future performance or outcomes. All forward-looking statements contained i expressly qualified in their entirety by the cautionary statements contained or referred to in this se place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a beyond the Group's control, there are important factors that could cause actual results to differ mater or implied by these forward-looking statements. Among other risks and uncertainties, the material could cause actual results to differ materially from those expressed in the forward-looking st announcement are: Unilever's global brands not meeting consumer preferences; Unilever's abilit competitive; Unilever's investment choices in its portfolio management; the effect of climate chan Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or relationships; the recruitment and retention of talented employees; disruptions in Unilever's sup increases or volatility in the cost of raw materials and commodities; the production of safe and hig and reliable IT infrastructure; execution of acquisitions, divestitures and business transformati proposed separation of our Ice Cream business; economic, social and political risks and natural disa to meet high and ethical standards; and managing regulatory, tax and legal matters and pra interpretation and application thereof and emerging and developing ESG reporting standards implementation of climate and sustainability policies in the regions where the Group operates. Also s pages 51 to 61 for additional risks and further discussion.

The forward-looking statements are based on our beliefs, assumptions and expectations of our futu account all information currently available to us. Forward-looking statements are not predictions of fu assumptions and expectations can change as a result of many possible events or factors, not all of change occurs, our business, financial condition, liquidity and results of operations may vary material our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as require regulation, the Group expressly disclaims any obligation or undertaking to release publicly any u forward-looking statements contained herein to reflect any change in the Group's expectations change in events, conditions or circumstances on which any such statement is based. New risks a time, and it is not possible for us to predict those events or how they may affect us. In addition, we c each factor on our business or the extent to which any factor, or combination of factors, may ca materially from those contained in any forward-looking statements. In preparing the sustain information in this announcement, Unilever has made a number of key judgements, estim Sustainability and climate data, models and methodologies are often rapidly evolving and are not those available in the context of other financial information. There may also be challenges in sustainability and climate-related data and potential inconsistencies. This means that sustainability a looking statements can be subject to more uncertainty than other types of statements and theref developments could differ from those expressed or implied in the sustainability and climate-related f in this announcement.

13 March 2025

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